UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES ACT OF 1934

For the Fiscal Year Ended December 31, 2014

1-8931

Commission File Number

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

CUBIC APPLICATIONS, INC. 401(k) RETIREMENT PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CUBIC CORPORATION

9333 Balboa Avenue

San Diego, California 92123

Telephone (858) 277-6780

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Financial Statements and Supplemental Schedule

December 31, 2014 and 2013

* Other schedules required by Section 2520.103-10 of the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants of the

Cubic Applications, Inc. 401(k) Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the Cubic Applications, Inc. 401(k) Retirement Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.   The supplemental information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we have evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MAYER HOFFMAN MCCANN P.C.

San Diego, California

June 22, 2015

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2014 and 2013

	2014	2013

Assets:
Investments, at fair value:
Mutual funds	$ 168,901,997	$ 135,726,681
Guaranteed interest account	16,600,709	10,199,520
Stable value fund	19,371,874	17,502,383
Cubic Corporation common stock	2,080,220	1,759,684
Self-directed brokerage account	381,005	215,085

Total investments	207,335,805	165,403,353

Receivables:
Employer’s contributions	109,154	535,721
Participants’ contributions	-	316,755
Notes receivable from participants	3,051,897	2,427,616

Total receivables	3,161,051	3,280,092

Net assets available for benefits reflecting all investments at fair value	210,496,856	168,683,445

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(267,462)	(138,908)

Net assets available for benefits	$ 210,229,394	$ 168,544,537

See the accompanying notes to financial statements.

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2014

Additions to net assets attributed to:
Investment income:
Interest and dividends	$ 2,244,073
Interest on guaranteed interest account	357,223
Net change in fair value of investments	8,301,991

Total investment income	10,903,287

Interest income on notes receivable from participants	107,191

Contributions:
Participants’	9,968,185
Employer’s	4,813,694
Participants’ rollovers from other qualified plans	1,867,801
Transfers from other plan	39,415,617

Total contributions	56,065,297

Total additions	67,075,775

Deductions from net assets attributed to:
Benefits paid to participants	25,255,146
Administrative expenses	135,772

Total deductions	25,390,918

Net increase	41,684,857

Net assets available for benefits:
Beginning of year	168,544,537

End of year	$ 210,229,394

See the accompanying notes to financial statements.

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2014 and 2013

(1)                  Plan Description

The following description of the Cubic Applications, Inc. 401(k) Retirement Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan.

(a)                  General

The Plan, which was effective April 8, 1994 and amended from time to time thereafter, is a defined contribution plan covering eligible full-time, part-time and temporary employees of Cubic Corporation and affiliated companies that have adopted participation in the Plan (collectively, the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

(b)                  Contributions

There are certain differences in contribution options and certain other matters between participating employees of Cubic Applications, Inc. (“Sub Plan 1”), participating employees of Abraxas Corporation, Abraxas Dauntless, Inc., and NEK Services, Inc. (“Sub Plan 2”), and participating employees of Cubic Worldwide Technical Services (“Sub Plan 3”).

Sub Plan 1 participants may voluntarily contribute to the Plan up to 30% of pre-tax and after-tax annual compensation (up to the Internal Revenue Service (“IRS”) maximum allowable amount), as defined by the Plan, to the Plan.  These participants may also rollover amounts representing distributions from other eligible retirement plans.  Sub Plan 1 participants direct their contributions and the Company’s contributions in 1% increments in the Guaranteed Interest Account, mutual funds, Stable Value Fund, and the Company’s common stock.  They may also transfer up to 99% of their account balance to a Self-Directed Brokerage Account.

For Sub Plan 1 participants, the matching Company contribution is 100% of the first 5% of base compensation that a participant contributes to the Plan.  For Sub Plan 1 participants employed under the Technical Services rate center, the matching Company Contribution is 50% of the first 8% of base compensation that a participant contributes to the Plan.  The Plan also provides for a Company discretionary contribution, at the option of the Cubic Corporation Board of Directors, in an amount to be determined annually for these participants.  Discretionary contributions to the Plan for Sub Plan 1 participants are allocated based on the ratio of each participant’s compensation to total compensation of all eligible participants.  Sub Plan 1 participants must be employed by Cubic Applications, Inc. as of the Plan’s year end, have at least one year of service and have earned at least 1,000 hours of service during the Plan year to be eligible for any discretionary contributions.

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2014 and 2013

(1)                  Plan Description, Continued

(b)                  Contributions, continued

Sub Plan 2 participants can voluntarily contribute up to 90% of their compensation as pre-tax or after-tax contributions.  However, their combined pre-tax and after-tax contributions together cannot exceed 90% of their annual compensation (not to exceed the IRS maximum allowable amount), as defined by the Plan.  These participants may also rollover amounts representing distributions from other eligible retirement plans.  Sub Plan 2 participants direct their contributions and the Company’s contributions in 1% increments in the Guaranteed Interest Account, mutual funds, Stable Value Fund, and the Company’s common stock.  They may also transfer up to 99% of their account balance to a Self-Directed Brokerage Account.

The Company matching for eligible Sub Plan 2 participants, other than as noted below, is 100% of the participant’s elective contribution made during the Plan year, up to 5% of the participant’s annual compensation.  The Company matching for eligible NEK Services, Inc. employees is 50% of the participant’s elective contribution made during the Plan year, up to 6% of the participant’s annual compensation. In addition, the Sub Plan 2 provides for a Company discretionary contribution, at the option of the Cubic Corporation Board of Directors.  Discretionary contributions to the Plan for Sub Plan 2 participants are allocated to all eligible participants based on the ratio of each eligible participant’s compensation to total compensation of all eligible participants.

Sub Plan 3 participants may voluntarily contribute to the Plan up to 30% of pre-tax and after-tax annual compensation (up to the Internal Revenue Service (“IRS”) maximum allowable amount), as defined by the Plan, to the Plan.  These participants may also rollover amounts representing distributions from other eligible retirement plans.  Sub Plan 3 participants direct their contributions and the Company’s contributions in 1% increments in the Guaranteed Interest Account, mutual funds, Stable Value Fund, and the Company’s common stock.  They may also transfer up to 99% of their account balance to a Self-Directed Brokerage Account.

The Company matching for eligible Sup Plan 3 participants is 100% of the first 4% of base compensation that a participant contributes to the Plan.  The Plan also provides for an employer Service Contract Act (“SCA”) contribution to be made by the Company in accordance with certain SCA agreements and pursuant to the McNamara-O’Hara Service Contract Act of 1965.  The employer SCA contributions are allocated to participants who are entitled to benefits under the SCA and have not otherwise been furnished such benefits or received a cash equivalent payment that would meet the requirements of the SCA.  The amount of the employer SCA contributions shall be equal to the amount determined under the SCA.  A participant is 100% vested at all times in the amount held in his or her employer SCA contributions account.

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2014 and 2013

(1)                  Plan Description, Continued

(b)                  Contributions, continued

Effective October 1, 2014, the Plan was amended to reflect that Cubic Worldwide Technical Services (“CWTS”), a company with collectively bargained employees, became a participating employer in the Plan.  This change resulted in CWTS assets, totaling $39,415,617, transferring to the Plan.

All Plan participants may change their investment options daily.  All contributions are held in a trust and invested by the Plan’s custodian in accordance with the options elected by the participants (i.e. all investments are participant directed).  The maximum allowable calendar-year combined pre-tax and Roth after-tax voluntary contribution, as determined by the IRS, was $17,500 for 2014 and 2013.

(c)                   Vesting

Sub Plan 1, Sub Plan 2, and Sub Plan 3 employee contributions, rollover contributions, Company matching, SCA, and discretionary contributions are immediately 100% vested.

(d)                  Participants’ Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, his or her pro rata share of the Company’s discretionary contributions (if any), rollovers and transfers from other plans and allocations of Plan earnings or losses including market value adjustments on Plan investments.  Allocations are based on participant earnings or account balances, as defined in the Plan agreement.    The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  As of December 31, 2014 and 2013, Plan assets available for benefits that had not been credited to participant accounts, including unallocated forfeitures, amounted to $224,609 and $213,634, respectively.

(e)                   Distribution of Participants’ Accounts

The entire vested balance of a participant’s account may be distributed at the date of the participant’s retirement, termination of service, death, or permanent and total disability.  Participants still employed are eligible for distributions of their rollover contributions each Plan year and up to 65% of their vested portion of the Company discretionary contributions once every five years.  Participants, including terminated participants, may request a withdrawal of their accounts, excluding their matching contributions, in the case of financial hardship.  Sub Plan 2 participants who have reached the age of 40 may also withdrawal up to 100% of their Company discretionary contributions.  The normal retirement age, as defined by the Plan, is the later date at which participants reach the age of 65 or have reached five years of service.  If a participant terminates employment with the Company before retirement, the participant will receive either a lump sum payment of their vested account balance or if the vested account exceeds $1,000, the participant may elect any distribution date up to age 70½.

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2014 and 2013

(1)                  Plan Description, Continued

(f)                     Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  A participant may not have more than two loans outstanding at any time.  The loans, which are collateralized by the balance in the participant’s account, bear interest at prime plus 1%, and the interest rate on loans that were outstanding at December 31, 2014 ranged from 4.25% to 10.00%.  Interest rates for new loans are determined on the first business day of each calendar quarter.  These rates are effective for all new loans initiated on or after the first business day of the following quarter, and will remain in effect until a new rate is established.

Principal and interest are paid ratably through scheduled payroll deductions.  Participant loans are measured at their unpaid principal balance plus accrued but unpaid interest.  All loans are repaid within a period of five years and outstanding loans at December 31, 2014 have maturity dates ranging from January 2015 through January 2020.  Defaulted participant loans are reclassified as distributions based upon the terms of the Plan agreement.

(2)                  Summary of Significant Accounting Policies

(a)                  Basis of Accounting

The accompanying financial statements are prepared under the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

(b)                  Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2014 and 2013

(2)                  Summary of Significant Accounting Policies, Continued

(c)                   Investment Valuation and Income Recognition

The Plan’s mutual funds, Stable Value Fund and funds held in the Self-Directed Brokerage Account are stated at fair value as determined by The Prudential Insurance Company of America, (the “Custodian”), and are based on the net asset value of units held by the Plan at year-end.  The shares of Cubic Corporation common stock and the shares of the underlying securities in the Self-Directed Brokerage Account are valued at quoted market prices at year-end, as reported by the Custodian.

Investment contracts held in the Guaranteed Interest Account are valued at fair value, which represents contributions, reinvested income, less any withdrawals, plus accrued interest.  Fair value represents the estimated proceeds that would have been paid had the contract been discontinued as of December 31, 2014.  The fair value is derived by multiplying the contractual Market Value Adjustment (“MVA”) by the contract value and taking into account all reasonably available information and assumptions about risks that a market participant would use.  The MVA formula approximates the change in market value of a bond given a change in the rate environment and is equal to the average rate being credited under the contract minus the rate credited to new deposits for plans with similar features multiplied by a duration of time estimate.  When establishing interest crediting rates for this investment, the Custodian considers many factors, including external factors such as current economic and market conditions, the general interest rate environment and internal factors such as the expected and actual experience of a reference portfolio within the issuer’s general account.  While these rates are established without the use of a specific formula, the crediting rate can never be less than 3.00%, thus mitigating significant changes in fair value measurement.  Fair value is adjusted to contract value in the financial statements.  The investment contracts are fully benefit responsive because participants may direct withdrawals and transfers at contract value.  The average yield on such contracts was 3.00% and 3.00% for 2014 and 2013, respectively, which approximated market rates.  The crediting interest rates are reviewed quarterly but cannot be less than 3.00%, and were 3.00% and 3.00% at December 31, 2014 and 2013, respectively.  Since the crediting interest rate cannot be less than 3.00%, there is not a significant increase in implied liquidity risk yields or performance, thus an adjustment for risk is not necessary.  Fair value calculations would only be applied in the event of a Plan Sponsor initiated withdrawal.  The formula used for determination of fair value is adequate in determining what the price of a bond with cash flows similar to the Guaranteed Interest Account payout would be and therefore calculates the fair value in a similar manner to other stable value funds holding pooled securities in a trust.  Management believes the fair value calculation is adequate based on other comparable evaluation methods.  The contract value of the Guaranteed Interest Account at December 31, 2014 and 2013 was $16,600,709 and $10,199,520, respectively.

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2014 and 2013

(2)     Summary of Significant Accounting Policies, Continued

(c)   Investment Valuation and Income Recognition, continued

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  Participants may not transfer between the Guaranteed Interest Account and the Stable Value Fund without first investing in another investment option of the Plan for a period of 90 days.

Investment contracts held in the Stable Value Fund are valued at fair value, which represents contributions, reinvested income, less any withdrawals, plus accrued interest.  The Stable Value Fund invests in investment contracts, traditional guaranteed investment contracts (“GICs”) and security-backed contracts issued by insurance companies and other financial institutions.  The fair value of the units of this investment is based on the fair value of the underlying investments, and a net asset value can be calculated for this fund as audited financial statements are available. The fair value of a GIC is based on the present value of future cash flows using the current discount rate.  The fair value of a security-backed contract includes the value of the underlying securities and the value of the wrapper contract.  The fair value of a wrapper contract provided by a security-backed contract issuer is the present value of the difference between the current wrapper fee and the contracted wrapper fee.  Fair value is adjusted to contract value on the financial statements.  The investment contracts are fully benefit responsive because participants may direct withdrawals and transfers to contract value.  The average yields on such contracts were 1.25% and 1.35% for 2014 and 2013, respectively. The contract value of the Stable Value Fund at December 31, 2014 and 2013 was $19,104,412 and $17,363,475, respectively.  The Stable Value Fund’s contract does not permit the Custodian to terminate the agreement prior to the scheduled maturity date.

Interest income is recognized when earned.  Dividend income is recorded on the ex-dividend date.  Realized gains and losses on investments are recognized upon the sale of the related investments and unrealized appreciation or depreciation is recognized at period end when the carrying values of the related investments are adjusted to their estimated fair market value.  Purchase and sales of securities are reflected on a trade-date basis.

Earnings on investments are allocated on a pro rata basis to individual participant accounts based on the type of investment and the ratio of each participant’s individual account balance to the aggregate of participant account balances.  The portion of interest included in each loan payment made by a participant is recognized as interest income in the participant’s individual account.

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2014 and 2013

(2)     Summary of Significant Accounting Policies, Continued

(d)                  Net Change in Fair Value of Investments

The Plan presents in the statement of changes in net assets available for benefits the net change in the fair value of its investments, which consists of the realized gains and losses and the net unrealized gain (loss) on those investments.

(e)                   Fair Value Measurements

The valuation techniques required to determine fair value are based upon observable and unobservable inputs.  Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect internal market assumptions.  The two types of inputs create the following fair value hierarchy:

Level 1 – Valuation is based upon unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 – Valuation is based upon other significant observable inputs (including quoted prices for similar assets or liabilities in active markets, identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, etc.).

Level 3 – Valuation is based upon significant unobservable inputs.  These inputs reflect the reporting entity’s own assumptions about how market participants would price the asset or liability, including assumptions about risk in determining the fair value of the asset or liability.

The inputs or methodology used by valuing securities are not necessarily an indication of risk associated with investing in those securities.

The following is a description of the valuation methodologies used for investments measured at fair value.  There have been no changes in the methodologies used at December 31, 2014 and 2013.  Mutual funds, funds held in the Self-Directed Brokerage Account and Cubic Corporation common stock are valued at quoted prices for identical assets in active markets.  The Guaranteed Interest Account and the Stable Value Fund are measured using the market approach.  The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2014 and 2013

(2)     Summary of Significant Accounting Policies, Continued

(e)                   Fair Value Measurements, continued

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following is a summary of investments classified in accordance with the fair value hierarchy:

	Investments at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total

Mutual funds:
Domestic equity funds	$92,282,711	$-	$-	$92,282,711
Domestic bond funds	19,095,116	-	-	19,095,116
International equity fund	24,144,195	-	-	24,144,195
Hybrid fund	26,712,299	-	-	26,712,299
Money market fund	4,165,232	-	-	4,165,232
International bond fund	1,662,203	-	-	1,662,203
Real Estate Fund	840,241	-	-	840,241
Total mutual funds	168,901,997	-	-	168,901,997

Guaranteed interest account	-	-	16,600,709	16,600,709

Stable value fund	-	19,371,874	-	19,371,874

Cubic Corporation common stock	2,080,220	-	-	2,080,220

Self-directed brokerage account	381,005	-	-	381,005

Total investments at fair value	$171,363,222	$19,371,874	$16,600,709	$207,335,805

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2014 and 2013

(2)     Summary of Significant Accounting Policies, Continued

(e)                   Fair Value Measurements, continued

	Investments at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total

Mutual funds:
Domestic equity funds	$72,564,263	$-	$-	$72,564,263
Domestic bond funds	17,788,054	-	-	17,788,054
International equity fund	22,201,017	-	-	22,201,017
Hybrid fund	18,019,610	-	-	18,019,610
Money market fund	3,330,767	-	-	3,330,767
International bond fund	1,822,970	-	-	1,822,970
Total mutual funds	135,726,681	-	-	135,726,681

Guaranteed interest account	-	-	10,199,520	10,199,520

Stable value fund	-	17,502,383	-	17,502,383

Cubic Corporation common stock	1,759,684	-	-	1,759,684

Self-directed brokerage account	215,085	-	-	215,085

Total investments at fair value	$137,701,450	$17,502,383	$10,199,520	$165,403,353

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investment for the year ended December 31, 2014.

Level 3 Investment for the Year Ended December 31, 2014

Guaranteed
Interest
Account
Balance, beginning of year	$10,199,520

Interest on guaranteed interest account	357,223

Interest income on notes receivable from participants	6,951

Purchases	7,843,273

Sales	(1,806,258)

Balance, end of year	$16,600,709

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2014 and 2013

(2)     Summary of Significant Accounting Policies, Continued

(e)     Fair Value Measurements, continued

The following table represents quantitative information about the significant unobservable inputs used in the fair value measurement of the Plan’s Level 3 investment.  The crediting interest rate cannot be less than 3.00%, thus an adjustment for risk is not necessary.

Instrument	Contract Value	Fair Value	Principal Valuation Technique	Unobservable Inputs	Range of Significant Input Values	Weighted Average
Guaranteed Interest Account	$16,600,709	$16,600,709	Market Value Adjustment	Average Crediting Rate	3.00%	No
Evergreen Group Annuity				New Deposits Crediting Rate	3.00%

The following table summarizes investments measured at fair value based on net asset value (NAV) per share as of December 31, 2014 and 2013, respectively.

Fair Value of Investments in Entities That Calculate Net Asset Value per Share (or Its Equivalent)

December 31, 2014	Contract Value	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Stable Value Fund	$ 19,104,412	$ 19,371,874	n/a	Daily	*12 months

December 31, 2013	Contract Value	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Stable Value Fund	$ 17,363,475	$ 17,502,383	n/a	Daily	*12 months

* The 12 month redemption period and fair value calculation would only apply to a Plan Sponsor initiated withdrawal. The daily NAV reflects contract value and is fully benefit-responsive.

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2014 and 2013

(2)                  Summary of Significant Accounting Policies, Continued

(f)         Risk and Uncertainties

The Plan provides for various investment options in a Guaranteed Interest Account, mutual funds, a Stable Value Fund, Cubic Corporation common stock and a Self-Directed Brokerage Account option.  These investment securities are exposed to various risks, such as interest rate, market, and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the values of the investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

(g)                  Concentration of Credit Risk

All of the Plan’s investments are financial instruments which potentially subject the Plan to concentrations of credit risk.  Management believes that the Custodian maintains the Plan’s investments with high credit quality institutions and attempts to limit the credit exposure of any particular investment.

(h)                 Payments of Benefits

Benefit payments are recorded when paid.

(i)                      Administrative Expenses

The Company provides certain administrative and accounting services to the Plan at no cost.  Most administrative expenses are paid directly by the Plan and include audit fees and certain legal fees.  Administrative expenses incurred by the Plan include loan and Self-Directed Brokerage Account fees charged directly to the participants’ accounts and investment management fees which are netted against investment returns.

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2014 and 2013

(3)                  Investments

The following presents investments, at fair value, that represent 5% or more of the Plan’s net assets available for benefits as of December 31:

	2014	2013

Vanguard Wellington Fund	$26,712,299	$18,019,610
American Europacific Growth R5	$24,144,195	$22,201,017
Prudential Stable Value Fund	$19,371,874	$17,502,383
Guaranteed Interest Account	$16,600,709	$10,199,520
Jennison Growth Fund Z	$15,721,307	$13,943,652
Vanguard GR Ind Adm Sh	$13,915,561	*
PIMCO Total Return Instit	$13,295,901	$12,484,058
Vanguard GR Index Signal	*	$ 8,873,478
American Beac LG Cap Val	*	$ 8,501,529

*Investment balance is less than 5% of the Plan’s net assets available for benefits for the applicable year.

The Plan’s investments increased in value by $8,301,991 due to gains and losses during the year ended December 31, 2014 as follows:

Mutual funds	$ 7,951,911
Stable value fund	215,844
Company stock	40,561
Self-directed brokerage account	93,675

$ 8,301,991

(4)                  Tax Status

The Plan received a favorable tax determination letter from the IRS dated November 28, 2011, which states that the Plan qualifies under the applicable provisions of the Internal Revenue Code and that it is therefore exempt from federal income taxes.  The Plan was amended since receiving this determination letter and in the opinion of the Company; the Plan continues to meet the Internal Revenue Code requirements and is currently operating such that its exempt status has been maintained. Accordingly, no provision for income taxes has been included in the accompanying financial statements.

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2014 and 2013

(4)                  Tax Status, continued

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2014.

(5)                  Plan Termination and Amendment

Although the Company has not expressed any intent to do so, the Company has the right, under the Plan agreement, to amend any or all provisions of the Plan as well as discontinue contributions and terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts, and the net assets of the Plan must be allocated among the participants and beneficiaries of the Plan in the order provided for by ERISA.

(6)                  Parties-In-Interest

Section 3(14) of ERISA defines a party-in-interest to include, among others, fiduciaries or employees of the Plan, any person who provides services to the Plan, or a Company whose employees are covered by the Plan.  Certain Plan investments are managed by Prudential Insurance Company of America.    Prudential Insurance Company of America is the Custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  The Stable Value Fund is managed by Wells Fargo Bank Minnesota, N.A., and therefore these transactions qualify as party-in-interest transactions.  An employee of Cubic Corporation serves as the trustee and Plan administrator of the Plan.  In addition, Plan investments include investments in the Company’s common stock; therefore, these transactions also qualify as party-in-interest transactions.  The Plan purchased and sold approximately  9,859 and 3,758 shares, respectively, of the Company’s common stock during the year ended December 31, 2014.

(7)                  Form 5500

There were no differences between the accompanying financial statements as of December 31, 2014 and 2013 and the financial information reported on the Form 5500.

SUPPLEMENTAL SCHEDULE

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Schedule H, line 4i — Schedule of Assets (Held at End of Year)

December 31, 2014

EIN # 95-1678055

Plan # 005

	(b)			(e)
	Identity of issue, borrower,	(c)	(d)	Current
(a)	lessor, or similar party	Description of investment	Cost **	value
	Vanguard Wellington Fund	Mutual Fund
		Vanguard Wellington Admiral	$-	$26,712,299
	American Europacific Growth R5	Mutual Fund
		American Europacific Growth R5	-	24,144,195
*	Wells Fargo Bank Minnesota, N.A.	Common Collective Trust Account
		Prudential Stable Value Fund	-	19,104,412
*	Prudential Insurance Company of America	Guaranteed Interest Fund
		Prudential Guaranteed Interest Account	-	16,600,709
*	Prudential Mutual Funds	Mutual Fund
		Jennison Growth Fund Z	-	15,721,307
	Vanguard GR Index Inv	Mutual Fund
		Vanguard GR Index Admiral Shares	-	13,915,561
	PIMCO Total Return Bond Admin	Mutual Fund
		PIMCO Total Return Instit	-	13,295,901
	T. Rowe Price	Mutual Fund
		T. Rowe Price Mid-Cap Growth Fund	-	10,412,241
	Vanguard Institutional Index	Mutual Fund
		Vanguard Institutional Index	-	10,233,292
	American Beac LG Cap Val Inst	Mutual Fund
		American Beac LG Cap Val Inst	-	10,056,282
	Goldman Sachs Mid Cap Ins	Mutual Fund
		Goldman Sachs Mid Cap Ins	-	7,749,361
	Davis New York Venture Y	Mutual Fund
		Davis New York Venture Fund	-	6,279,813
	American Century Gov't Bond Investment	Mutual Fund
		American Century Government Inst	-	4,459,474
	Thornburg Core GR 1	Mutual Fund
		Thornburg Core GR 1	-	4,255,953
	Vanguard Small Cap Index	Mutual Fund
		Vanguard Small Cap Instl	-	4,229,980
	Vanguard Mid Cap Ind Fund	Mutual Fund
		Vanguard Mid Cap Instl	-	4,191,315
*	Prudential Mutual Funds	Mutual Fund
		Prudential Money Mart Assets Fund Z	-	4,165,232
*	Cubic Stock	Equity Securities
		Cubic Corporation Common Stock	-	2,080,220
	Vanguard Value Index	Mutual Fund
		Vanguard Value Index Signal	-	1,817,467
	Templeton Funds	Mutual Fund
		Templeton Global Bond	-	1,662,203
	Royce Value Plus Fund 1	Mutual Fund
		Royce Value Plus Fund 1	-	1,623,822
	Royce Total Return Fund	Mutual Fund
		Royce Total Return Fund	-	1,468,016
	Vanguard Inflation Protected Sec	Mutual Fund
		Vanguard Inflation Protected Sec Ins	-	1,339,741
	Vanguard Funds	Mutual Funds
		Vanguard REIT Index Fund	-	840,241
	Self Directed Brokerage	Mutual Funds
			-	381,005
	ClearBridge Funds	Mutual Funds
		Clearbridge Sm Cap Growth Fund	-	197,913
	Dodge and Cox	Mutual Funds
		Dodge & Cox Income Fund	-	111,886
	Dimensional Fund Advisors	Mutual Funds
		DFA US Trgt Val Port	-	18,502
*	Notes receivable from participants	Various maturities (Interest rates from 4.25% - 10.00%)
			-	3,051,897

			$-	$210,120,240

*         Parties-in-interest

**       Historical cost is not required as all investments are participant directed.

B. Exhibit List.

Exhibit 23.1    Consent of Mayer Hoffman McCann P.C.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Cubic Applications, Inc. 401(k) Retirement Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Cubic Applications, Inc. 401(k) Retirement Plan

Date: June 22, 2015	By:	/s/ John D. Thomas

John D. Thomas

Executive Vice President and Chief Financial Officer and Plan Administrative Committee Member